

April 12, 2024

Matthew Garth
Chief Financial Officer
Scotts Miracle-Gro Co
14111 Scottslawn Road
Marysville, Ohio 43041

      Re: Scotts Miracle-Gro Co
          Form 10-K filed November 22, 2023
          Form 8-K filed November 1, 2023
          Response filed February 9, 2024
          File No. 001-11593

Dear Matthew Garth:

We have reviewed your February 9, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 26, 2024 letter.

Form 10-K for the Year Ended September 30, 2023

Non-GAAP Measures, page 43

1.   We note your response to prior comment 1. Notwithstanding their scope and magnitude, the inventory impairment charges recognized following the decision to discontinue and exit the market for the majority of your lighting brands and product lines do not appear to be outside the normal course of your operations. With reference to Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and ASC 420-10-S99-3, please confirm that you will no longer exclude these inventory impairments from your non-GAAP measures.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services